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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                          SEC File Number 1-6549
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                                                        CUSIP Number 0294 291 07
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
(Check One): [X] Form 10-K and [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q and [ ] Form N-SAR
                 Form 10-KSB                                                     Form 10-QSB

                 For Period Ended:         March 31, 1998
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                 [ ] Transition Report on Form 10-K
                 [ ] Transition Report on Form 20-F
                 [ ] Transition Report on Form 11-K
                 [ ] Transition Report on Form 10-Q
                 [ ] Transition Report on Form N-SAR
                 For the Transition Period Ended:
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  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.



Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION


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Full Name of Registrant
Former Name if Applicable
                     American Science and Engineering, Inc.
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Address of Principal Executive Office (Street and Number)

                             829 Middlesex Turnpike
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City, State and Zip Code
                         Billerica, Massachusetts 01821
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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

               (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
               (b)  The subject annual report, semi-annual report, transition
    [X] report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
               (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

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State below in reasonable detail the reasons why Form 10-K and Form 10-KSB,
20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(Attach Extra Sheets if Needed)

Since March 31, 1998, the close of the registrant's fiscal year, the registrant's Vice President and General Counsel and the registrant's President and Chief Executive Officer have been out of the country, primarily on business matters for the registrant, for approximately nine weeks and three weeks, respectively. The Vice President and General Counsel is primarily responsible for the preparation of the Annual Report on Form 10-K. Since he has been away for such an extended period, the registrant is unable, without unreasonable effort and expense, to complete its Annual Report on Form 10-K within the 90 day period following the end of the registrant's fiscal year.

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PART IV - OTHER INFORMATION

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(1)  Name and telephone number of person to contact in regard to this notification

     Steven R. London                (617)             856-8313
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     (Name)                          (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is
     no, identify report(s).                                      Yes [X] No [ ]


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                                     Yes [X] No [ ]

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The registrant's financial results to be reported in the Form 10-K for the fiscal year ended March 31, 1998 will reflect the registrant's publicly reported improvement in its fiscal year 1998 financial performance compared to fiscal year 1997. Specifically, revenues were higher by 15% over fiscal year 1997 and operating profits were 33% higher. After tax results reflect a one-time recognition of a $2.1 million tax credit in conformity with FASB guidelines, which was a significant factor in the 142% improvement in after-tax profits.

                     American Science and Engineering, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  June  29, 1998                     By   /s/ Lee C. Steele
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                                            Name:  Lee C. Steele
                                            Title: Vice President, Treasurer and
                                                   Chief Financial Officer